400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474-2737) www.iShares.com

April 6, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: iShares U.S. ETF Company, Inc. (the “Company”)

(Securities Act File No. 333-171938;

Investment Company Act File No. 811-22522)

Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Company’s Amendment No. 1 to Form N-1A filed on December 21, 2011 with respect to iShares Strategic Beta Emerging Markets Fund (the “Fund”). The pre-effective amendment was filed on Form N-1A/A as referenced below and has not been declared effective by the U.S. Securities and Exchange Commission as of the date of this letter.

Registered Fund Name	Series Identifier	Pre-Effective Amendment No.	Initial Filing Date
iShares Strategic Beta Emerging Markets Fund	S000036357	1	12/21/2011

Subsequent to the filing, the Company decided not to go forward with the offering of the Fund as a series of the Company. No securities were sold in connection with this offering.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares U.S. ETF Company, Inc.

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

BlackRock Investments, LLC

By:	/s/ Deepa Damre
Deepa Damre
Managing Director